

September 18, 2020

<u>Via E-Mail</u>

Richard Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281

> **Re:** **Corelogic, Inc.**
> **PRRN14A filed September 16, 2020**
> **Filed by Senator Investment Group, Inc.,** *et al.*
> **File No. 1-13585**

Dear Mr. Brand:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the revised filing listed above and have the following comments. All defined terms used here have the same meaning as in your proxy statement.

Revised Preliminary Proxy Statement filed September 16, 2020 – Cover Page

1. The revised disclosure in the second paragraph on the cover page of the proxy statement states that SFS beneficially owned 100 shares of the Company's common stock as of the date of filing. However, on pages B11-12 of Annex B later in the disclosure document, you disclose that on September 5, 2020, the counterparties to the Share Forwards and Total Return Swaps delivered to SFS 885,000 and 428,910 shares of Company commons stock, respectively. Please revise or advise.

Reasons for this Proxy Solicitation, page 3

2. Refer to comment three in our prior comment letter dated September 14, 2020 and the revised disclosure you have included in the first paragraph of this section on page 3 of the revised preliminary proxy statement. Please provide support in the disclosure document for the following statement: "Specifically, Senator noted its view that the Company has consistently delivered lower revenue growth than peers, missed its margin goal and other operating targets for several years and completed several recent acquisitions that have performed poorly, resulting in recent revenue attrition and business restructuring." Your revised disclosure should identify the peers and the time periods for the metrics, you

refer, as well as the recent acquisitions and business restructuring referenced.

We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Joshua Apfelroth, Esq. (via email)